RHV Roadshow Tweets - Walkthrough - Robinhood LinkedIn 2/20/26

Channels: VladTenev X, Robinhood on LinkedIn
Source Video: RHBU PGM... . ._6.mp4

Clip 3: Product Walkthrough

Posting Date: 2/20/26

Robinhood on LinkedIn to share

- Transparency on the fund, its portfolio, and more, all in the Robinhood platform.

  Prospectus: https://bit.ly/RHVFundI-Prospectus
  Disclosures: https://robinhood.com/us/en/campaign/ventures433disclosure/

- Founders want broader ownership. Now it is possible the Robinhood way. @Sarah Pinto Peyronel

  Prospectus: https://bit.ly/RHVFundI-Prospectus
  Disclosures: https://robinhood.com/us/en/campaign/ventures433disclosure/

Video: **RH_VENTURES_LIVESTREAM_CUTDOWN_3_v2.mp4**

Livestream Timestamp: 23:09 - 26:01

Transcript:

SARAH: A lot of people may think that private companies don't want retail investors. But I've actually found the opposite to be true. Many founders I've been meeting with told me they actually wanted to share their success beyond their employee base — with their customers and their communities. But they just didn't think it was possible.

And for the most part, they were right. We're here to change things.

VLAD: But Sarah, I think a lot of our long-time customers are wondering: *Okay, so how do I get to participate in this? Is there gonna be another waitlist? Are there other qualifications I need to have? Is there some kind of portal I need to access?* What do you have to say to them?

SARAH: Well, I would say don't worry. You don't have to do any of that.

This is really the cool part of RVI: how simple we've made this whole process. I'll go ahead and walk you through the experience. And keep in mind, for most retail investors, Robinhood is the only place to get access to RVI's IPO:

So first, all you have to do is type RVI into the search bar, and it will take you right to the Fund detail page. You'll also be able to find it on our IPO Access List.

On the Fund detail page, you can see what's in the portfolio. Clicking on the breakdown, you'll be able to see more details. For example, you can see RVI's position in Ramp broken down across preferred and common stock.

If you click on a specific company name, one of my favorite parts in the product is the private company detail pages, where you can see valuation history, information about their management, and even the companies fundraising history.

Also, over the next 10 days we'll be dropping some unique content that we have been creating, including videos from the founders and CEOs of some of our portfolio companies and even a few sit-down interviews with leading institutional investors. Stay tuned!

Starting today, if you want to request shares, it's a very simple process. Essentially the same as buying a public stock or ETF on Robinhood. Just click Request shares. Type in the number of shares you want. Then hit review and swipe to submit, and you're good to go.

Now post IPO, something magical happens:
A chart appears here. This is something you don't get ever with private investments: the day to day market price of the fund's shares.
You'll also be able to see any updates or performance metrics about the fund, and freely trade it – you can buy it. You can sell it. Or just hold and enjoy it.
That's it, you can start using this product today. We think this will make access to a historically complex asset class transparent and intuitive. So we're excited to get this into your hands.

On-Screen Disclosure

Robinhood Ventures Fund I (the "Company", "Robinhood Ventures", "RVI" or "we") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File Nos. 333-290253 and 811-24119) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this audiovisual presentation and the accompanying oral presentation relates. The registration statement has not yet been declared effective. The Company's common shares of beneficial interest may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. You are advised to carefully consider the investment objectives, risks and charges and expenses of the Company before investing. Before you invest, you should read the preliminary prospectus, in particular the "Risk Factors" contained therein, and the other documents the Company has filed (or will file) with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, a copy of the preliminary prospectus relating to the offering may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This presentation and the accompanying oral presentation contain forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipates," "believes," "expects," "intends," "will," "shall," "should," "may," "plans," "continues," "seeks," "estimates," "would," "could," "targets," "outlook," "potential," "predicts" or the negative of these words or other similar terms or expressions that concern the Company's expectations, strategy, plans, or intentions. Forward-looking statements include, among others, statements relating to the Company's expectations of the current and future business, operations, financial condition, operating results or prospects of the Company and those of the issuers of the securities in which the Company invests; the return or impact of current and future investments; the Company's ability to deploy any capital raised in this offering; and the ability to obtain suitable investments for the Company. The Company may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in these forward-looking statements. In addition, the forward-looking statements included in this presentation represent the Company's views as of the date of this presentation. The Company undertakes no obligation to update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in expectations, except as required by law.

This presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on the Company's internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The Company has not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Accordingly, the Company makes no representations as to the accuracy or completeness of that data nor does it undertake to update such data after the date of this presentation.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the platform and products of the Company or this proposed offering.

Customer dashboards displayed in the video and presentation are illustrative only.